Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57832-8

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

June 30, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Ms. Jenifer Gallagher and
Mr. Karl Hiller, Accounting Branch Chief

Dear Sirs/Mesdames:

Nord Resources Corporation
Form 10-KSB for the Year Ended December 31, 2005
Filed March 28, 2006
SEC File No. 001-08733

We write on behalf of Nord Resources Corporation (the “Company” or “Nord”) in response to Staff’s letter of April 21, 2006 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”). The Company requests that all future correspondence addressed to it be sent to its principal executive office at:

Nord Resources Corporation
1 West Wetmore Road
Suite 203
Tucson, AZ 85705

Telephone No. 520-292-0266
Fax No. 520-292-0268

Please note that the suite number of the Company’s principal office has changed since our response letter to Staff dated March 27, 2006.

On behalf of the Company, we have filed with the Commission via the EDGAR system, Amendment No. 1 (the “Amended Form 10-KSB”) to the Company’s annual report for the year ended December 31, 2005 on Form 10-KSB. We enclose with this letter two copies of the Amended Form 10-KSB, plus two copies that have been redlined to show the changes from the previous filing.

In addition to the Amended Form 10-KSB, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used the Comment Letter, and page numbering referred to in each response corresponds to the page numbering in the clean copy of the Amended Form 10-KSB. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form 10-KSB.

Form 10-KSB for the Year Ended December 31, 2005

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

1. We have read your response to prior comment 2, explaining the circumstances under which you acquired access to funds held in an escrow account in 2002. We understand that a portion of the decline in other assets, corresponding to the settlement giving you access to $1,500,000 in funds previously held in a rabbi trust, was shown as an operating cash inflow in 2002; and that you also reported this entire amount as an operating cash outflow in that same period, even though $994,201 was not expended until 2003. Since the activity associated with the reduction in restricted cash in 2003, reported as an operating cash inflow, presumably offset an expense for the expenditure that is reflected in net income utilized in reconciling that measure to operating cash flows, this would effectively result in reporting net cash activity of zero for the actual expenditure in 2003. In other words, it appears the cash expenditure in 2003 is reported in 2002.

As you may know, the definition of cash and cash equivalents set forth in paragraph 8 of SFAS 95 does not exclude restricted cash, which means that while you need to segregate restricted and unrestricted cash on the balance sheet to comply with the guidance in FRC Section 203.02. b, activity in the statement of cash flows should continue to include both restricted and unrestricted cash receipts and expenditures of the enterprise. And while the guidance in paragraph 7 of SFAS 95 requires the totals on the statement of cash flows to equal the totals on the balance sheet, the convention you have chosen to remove restricted cash from the totals on the statement of cash flows appears to result in measures of operating cash flows which reflect changes in the characterization of cash on the balance sheet as actual receipts and expenditures of the enterprise. As for the transactions described above, it appears your methodology introduces an unfortunate shift in the period that actual cash expenditures are reported. Similarly, we note your disclosure on page F-9 of your 2005 Form 10-KSB, explaining that at December 31, 2005 you held cash of $126,063 to be used for purchasing put options under a bridge loan requirement. However, in your statement of cash flows on page F-6, you report this restriction as an operating cash outflow of the enterprise. Since you had retained this cash for use in future periods, your convention for reporting changes in the restricted cash account again seems to skew your measure of operating cash flows.

Please consider the objectives set forth in paragraph 6 of SFAS 95, and the revisions that may be necessary to report cash expenditures in the appropriate period; the effects on the individual categories of cash activity that arise in connection with your methodology should be addressed. If you believe there are additional details which are necessary to fully understand your presentation; or if you have an alternate view of the accounting that is depicted, please submit such details or further discussions for review.

We refer to Rule 5-02.1 of Regulation S-X, which requires cash and cash equivalents that are legally restricted as to usage and withdrawal to be disclosed separately on the face of the balance sheet, and the amount disclosed on the face of the balance sheet to agree to the amount disclosed in the statement of cash flows. We note that these requirements were reiterated in a February 1996 speech by Associate Chief Accountant Christine Q. Davine, in which she stated that the SFAS No. 95 format should be used for all statements of cash flow, and that restricted cash should be separately disclosed from cash and cash equivalents on the face of the balance sheet and should not be included in the cash total on the statement of cash flows. Accordingly, the Company has separately disclosed amounts that are legally restricted as to usage and withdrawal as “restricted cash” on the face of the balance sheet, and has not included such amounts within the cash and cash equivalents total in the statement of cash flows.

With regard to the $1,500,000 deposited into an escrow account pursuant to a Compliance Order issued by the Arizona Department of Environmental Quality (the “ADEQ”), expenditures of $505,799 were approved by the ADEQ for disbursement - and were in fact paid - from the escrow account during the year ended December 31, 2002. Such expenditures were included in the calculation of net loss for the year ended December 31, 2002. Since the funds held in the escrow account were no longer available for use in the general business purposes of the enterprise, the Company believes that the presentation of the balance of $994,201 as a cash outflow from operations during the year ended December 31, 2002 is properly characterized.

The Arizona Department of Environmental Quality consented to the disbursement of the remaining $994,201 from the escrow account as approved expenditures in the subsequent year ended December 31, 2003. This amount was included in the calculation of net loss for that year, and the corresponding amount was disclosed as an operating cash inflow from restricted cash. The Company believes that this characterization properly reflects the economic substance of the transaction.

Effectively, the $1,500,000 in escrowed funds were legally restricted as to use by the Company and were no longer available for the general business purposes of the enterprise during the year ended December 31, 2002. Accordingly, the Company treated this amount as having been transferred from cash and cash equivalents to restricted cash, thereby representing a cash outflow from operations. It followed that after the initial transfer of this cash to restricted cash, all subsequent approved payments of the related expenditures should be expensed in the year in which they were incurred, and should be treated as operating cash inflows from restricted cash as the payments were made. Given the foregoing, the Company does not believe that the resulting presentation of the related transactions skews the amount reported as net cash provided by operating activities for the years ended December 31, 2003 and 2002.

The Company applied the same approach in classifying as restricted cash the $126,063 that it was legally required to utilize for the purchase of put options under the related debt agreement. Given that the funds ceased to be available for the general business purposes of the enterprise, the Company transferred the amount from cash and cash equivalents to restricted cash, and presented the transfer as an operating cash outflow in preparing the statement of cash flows. It follows that, upon purchase of the related put options, the transactions will be reported as operating cash inflows from restricted cash, and a cash outflow from investing activities. The Company believes that the resulting presentation in the statement of cash flows properly discloses the cash activity of the enterprise, and does not believe that the measures of reporting net cash used in operating activities for the year ended December 31, 2005 are skewed in any manner.

Engineering Comments

General

2. Technical detail and language makes disclosure difficult for the average investor.

Remove excessive detail that does not contribute to a material understanding of your business and proposed mine. Use “plain English” to convey material technical details as needed. For more specific guidance, see comments below.

The Company has substantially revised the disclosure concerning the Johnson Camp Property, with the view to removing excessive technical detail and facilitating greater readability by the average investor. In addition, the following sections have been moved closer to the beginning of the disclosure concerning the Johnson Camp Property to help place the balance of the disclosure in the proper context and thereby improve readability: “Description of Property – Geological Setting and Mineralization” (commencing on page 10), “Description of Property – Feasibility Study” (commencing on page 13), and “Description of Property – Reserves” (commencing on page 13).

3. Whenever you disclose a copper percentage, clarify if you mean total copper or acid soluble copper. Clarify the difference between these two items throughout your disclosure.

The Company has clarified the distinction between total copper and acid soluble copper as appropriate throughout the disclosure. In addition, it has added the following disclosure at pages 14 and 15 of the Amended Form 10-KSB, under the heading “Description of Property –Reserves”:

“Use of Total Copper Assays

For the reasons discussed below, our estimate of ore reserves at the Johnson Camp Mine is based on total copper assays and recoveries rather than soluble copper assays and recoveries.

Total copper values were available for both the Copper Chief and Burro deposits. However, only 39 percent of the Copper Chief assay intervals also had acid soluble copper values, and the available data on acid soluble copper was incomplete for all samples. In addition, the database of acid soluble copper values for the Burro deposit reflects two different analytical techniques: (a) a conventional acid soluble method used by Cyprus for 94 of the holes included in the drill hole database relied upon by The Winters Company for resource modelling; and (b) a more aggressive methodology used by Arimetco for the other 48 drill holes included in the database for the purpose of estimating the ultimate recoveries that may be experienced in the heaps at the Johnson Camp Mine. In summary, total copper assays were the only common denominator for all drill hole assays included in the drill hole database. As a result, only a total copper grade resource model was constructed for both deposits.

Estimation of total copper recovery for each ore type involved:

  examination of Cyprus drill hole data that contained both acid soluble assays and total copper assays, with the view to determining a correlation (expressed as a percentage) between such acid soluble assays and total copper values for each ore type; and

  application of the correlation to the acid soluble copper recovery determined for the particular ore type based on column tests and other parameters as described in the 2005 Feasibility Study.

A reserve estimate based on total copper is an indirect measurement of the amount of copper that is metallurgically available for recovery. Accordingly, there is a risk that we may have over-estimated the amount of recoverable copper. (See “Risk Factors – Risks Related to Our Company”.)”

The accompanying risk factor appears on page 37, under the heading “Risk Factors – Risks Related to Our Company.” The risk factor has been summarized as follows: “Our estimate of ore reserves at the Johnson Camp Mine is based on total copper assays rather than on soluble copper assays, and our expectations with respect to copper recovery are based on results of metallurgical testing that may not be duplicated in larger scale tests under onsite conditions or during production. As a result, there is a risk that we may have over-estimated the amount of recoverable copper.”

Overview of Business, page 1

4. You disclose that you have decided to proceed with the mine plan based on the updated feasibility study, subject to raising sufficient financing. Clarify if your Board of Directors has made a production decision or if this assertion is simply the intent of your management.

The Company’s Board of Directors is not in a position to make a production decision until it can be reasonably assured that the necessary financing will be available. Accordingly, the Company has clarified the disclosure at page 2 of the Amended Form 10-KSB to indicate that while the Company’s near term objective is to resume mining and leaching operations at the Johnson Camp Mine, the reactivation of the Johnson Camp Mine is subject to obtaining sufficient financing, and that the board of directors therefore has not yet made a production decision.

History of the Johnson Camp Mine, page 7

5. Provide a discussion about the historic total and soluble copper grades, and average metallurgical and total recoveries experienced by the mine’s two previous operators, supported by an annual production table.

A discussion about historical total and soluble copper grades, and average metallurgical and total recoveries experienced by Cyprus Johnson Copper Company (“Cyprus”) and Arimetco Inc. (“Arimetco”), Johnson Camp Mine’s two previous operators, has been added to the section entitled “Description of Property – Historic Copper Production” commencing on page 15 of the Amended Form 10-KSB. Two tables disclosing annual copper production by Cyprus and Arimetco have been added at pages 16 and 17 of the Amended Form 10-KSB. In addition, tables disclosing (a) actual copper cathode production at the Johnson Camp Mine by the Company, and (b) total pounds of copper shipped from the Johnson Camp Mine by Cyprus, Arimetco and the Company, have been added at pages 17 and 18.

Geological Setting and Mineralization, page 8

6. Overall simplify this section, but also include information about the copper minerals that have been or that you anticipate will be sources of recoverable copper. If the formation names are needed, provide a table or cross-section that illustrates the relative positions, and geologic and mineralized nature of the various material formations in the Burro and Copper Chief pits.

This section has been simplified, and additional information about the copper minerals that have been, or that the Company anticipates will be, sources of recoverable copper have been included at page 10 of the Amended Form 10-KSB. Cross-section diagrams have been added for the Burro Pit and the Copper Chief Pit at pages 11 and 12 that illustrate the relative positions, and geologic and mineralized nature of the various formations in the Burro and Copper Chief pits.

Drilling page 9

7. Simplify the disclosure in this section. In table form, summarize company name, dates, quantity of drilling and sampling attributed to each company, and primary methods used by each company to drill and analyze samples. Emphasize the mixed nature of the drilling.

The disclosure under the heading, “Description of Property – Drilling” has been simplified, and a table has been added at page 18 summarizing the drilling conducted by each of Cyprus, Arimetco and Summo USA Corporation (“Summo”). The table clearly discloses the time frames during which drilling was conducted by each company, the quantity of drilling, and the primary methods used by each company to drill and analyze the samples.

Sampling, Analysis, Quality Control and Security, page 9

8.	In “plain English” language:
Describe the different sampling and analytical approaches used at different times by operators and evaluators.

Discuss and summarize the mixed nature of the sample and analytical data, what material assumptions have been made about the data, and the impact this has on the quality of any reserve estimate developed from this data.

Remove non-material details from this section.

The Company has deleted in its entirety the section formerly headed “Description of Property –Sampling, Analysis, Quality Control and Security,” and has replaced it with a new section headed “Description of Property – Data Verification” commencing on page 20 of the Amended Form 10-KSB. The Company concluded that this was appropriate given that Winters, Dorsey & Company, LLC (“WDC”) has recently provided the Company with an addendum, dated June 2006 (the “Addendum”), to the 2005 feasibility study. The Addendum clarifies, among other things, the data sources WDC relied upon in preparing the 2005 feasibility study, updates the property description, and summarizes the results of additional verification work undertaken by WDC subsequent to the 2005 feasibility study.

The additional verification work included:

  limited inspection and check sampling of remaining drill core at the Johnson Camp Mine, undertaken in January 2006 as an additional means of attempting to verify the electronic database (the “Electronic Database”) that Summo had obtained from Arimetco, and that had been used by The Winters Company in resource modeling and estimation work included in the 2000 feasibility study on the Johnson Camp Mine;

  an interview with the geologist responsible for much of the drilling, logging and sampling of many of the Cyprus drill holes dating from the late 1960s and 1970s which are contained in the Electronic Database, to confirm that the sampling procedures used were standard in the industry; and

  examination of additional drilling records (including geologic logs of drill holes by Cyprus and Arimetco, and assay reports on samples of drill core and cuttings) that the Company discovered in a shed at the Johnson Camp Mine in April, 2006.

With reference to check sampling of drill core undertaken in January 2006, representatives from WDC inspected the core storage shed and available drill logs to select core samples they believed would represent mineralization still in place in the Copper Chief and Burro pits. WDC then identified 17 core holes, all of which are located within the pit design outlined by the 2000 feasibility study. A total of 18 samples from 17 holes were gathered, representing 130 feet of drill core (Burro pit 70 feet, and Copper Chief 60 feet): eleven samples were collected from the Copper Chief pit area and seven were collected from the Burro pit area. The samples were assayed by an independent laboratory in January 2006 for total copper, acid soluble copper, and cyanide soluble copper.

The purpose of the random sampling program of available drill core sample intervals was to compare the assays of the WDC samples with prior assays of the same intervals done during previous exploration drilling work. The additional material discovered by the Company in April 2006 permitted comparisons of the assays in the original drill logs with assays in the Electronic Database, as well as with assays of the core samples taken by WDC in January 2006. However, there were no cyanide-soluble copper assays in the original logs or the Electronic Database.

WDC concluded that it was no longer possible to verify the Electronic Database by sampling of old Cyprus and Arimetco core. However, as a result of WDC’s verification activities, and its review of the 2000 feasibility study, WDC has opined that it is reasonable, based on the available information, to conclude that the Electronic Database used by The Winters Company to develop the resource model later used by WDC in 2005 to estimate ore reserves accurately reflects the geology and assays in the logs of the Cyprus and Arimetco drill holes.

In light of the foregoing developments, the Company believes that it is more meaningful to discuss the different sampling and analytical approaches used at different times by operators and evaluators in the context of the additional verification work undertaken by WDC. The disclosure in the Amended Form 10-KSB (pages 20-22) summarizes the mixed nature of the sample and analytical data within this context, sets forth the material assumptions that have been made about the data against the backdrop of the additional verification work, and summarizes the impact this has on the quality of any reserve estimate developed from the data.

Feasibility Study, page 10

9. You disclose The Winters Company and the Winters Dorsey Company names as responsible experts for the feasibility work you cite. In your disclosure, clarify who is taking responsibility for the cited studies and/or their components. Please provide as supplemental information, the written consent from experts whose name you cite and whose work you incorporate into your document. These consents should concur with the summary of the information contained in the document, agree to being named as experts in the document and agree to the filing of the consent as an exhibit to the registration statement. Specifically disclose who evaluated the quality of the existing sample data and adequacy of the metallurgical testing.

The Winters Company no longer exists. WDC is not a successor company to The Winters Company, but certain authors of the 2000 feasibility study were also involved in the preparation of the 2005 feasibility study. The Company has therefore removed all unnecessary references to The Winters Company.

As disclosed at page 2 of the Amended Form 10-KSB, WDC, in preparing the 2005 feasibility study and the Addendum thereto, utilized much of the earlier data contained in the 2000 feasibility study after concluding, in its professional judgment, it was reasonable to adopt and rely on such data. The Company believes that the additional disclosure contained under the heading, “Description of Property – Data Verification,” commencing on page 20 of the Amended Form 10-KSB clarifies what additional work was undertaken by WDC to verify the quality of the existing sample data and adequacy of the metallurgical testing.

In response to Staff’s comment, the Company is furnishing to the Commission as supplemental material, WDC’s consent to:

(a)	the use of WDC’s name in the Amended Form 10-KSB in connection with references to WDC’s involvement in the preparation of:

(i) the 2005 feasibility study; and

(ii) the Addendum to the 2005 feasibility study;

(b)	references to the 2005 feasibility study and the Addendum, or portions thereof, in the Amended Form 10-KSB;

(c)

references in the Amended Form 10-KSB to those portions of the 2000 feasibility study prepared by The Winters Company, which have been adopted or otherwise incorporated by reference into the 2005 feasibility study and the Addendum; and

(d)	the inclusion and incorporation by reference of information derived from the 2005 feasibility study and the Addendum.

WDC is unwilling to agree ahead of time to the filing of an expert consent as an exhibit to a registration statement under the Securities Act of 1933, as amended. WDC has indicated that it would have to first review the related disclosure in the registration statement to ensure that it is accurate and contains no material omissions.

Ore Reserves, page 10

10. Expand your introductory materials to include a non-technical discussion of the meaning of the terms “proven reserve” and “probable reserve” sufficient that an investor unfamiliar with your industry can understand the basic concepts. Provide a brief explanation of the relative accuracy and risk associated with each category of reserve.

The Company has expanded the introductory paragraph at page 13 of the Amended Form 10-KSB, under the heading “Description of Property – Reserves,” to include a non-technical discussion of the meanings of the terms “proven reserve” and “probable reserve.” The Company has also provided a brief explanation of the relative accuracy and risk associated with each category of reserve at page 13.

11. Summarize the approach used to estimate the reserves. Include summaries of the quality, type and quantity of sample data focusing particularly on total copper versus soluble copper and various analytical methods, drilling hold spacings, how mixed approaches to analyzing copper by past operators was handled in reserve estimates, and reasons why total copper analyses were used versus soluble copper.

The Company has expanded the disclosure commencing on page 13 of the Amended Form 10-KSB, under the heading “Description of Property – Reserves,” to include a summary of the approach used to estimate the reserves. The expanded disclosure under the subheading “Methodology” (commencing on page 13) includes summaries of the type of sample data used, focusing particularly on total copper versus soluble copper, the analytical methodology and drill hole spacings. The disclosure under the subheading “Use of Total Copper Assays” (commencing on page 14) includes a summary of how mixed approaches to analyzing copper by past operators was handled in reserve estimates, and the reasons why total copper analyses were used versus soluble copper. The quantity and quality of the sample data is discussed under the heading, “Description of Property – Data Verification” (commencing on page 20).

In addition, as noted in the response to Staff comment no. 3, the Company has added a risk factor at page 37 of the Amended Form 10-KSB that discloses the risk that reliance on total copper assays rather than on soluble copper assays in estimating ore reserves may contribute to an overestimation of the amount of recoverable copper.

12. As supplemental information, considering the use of total versus soluble copper as the basis for the reserve estimate and the assumptions used to project soluble grades from total grades and from one pit to another, provide a justification for the use of the proven category in disclosing your reserves.

WDC has provided the following justification in the Addendum for the use of the proven category in disclosing reserves at the Johnson Camp Mine:

3.2 Proven and Probable Reserve Categorization

Overview

The proven and probable ore reserve estimates were based on, among other parameters, sample spacing and continuity, once it was determined that the copper recoveries achieved in the metallurgical testing had been extrapolated using standard industry practices. The recovery and other economic factors used in the estimation of both proven and probable ore reserves were the same. Drill sample density and continuity were the determining factors for categorizing proven versus probable ore.

For estimating both proven and probable reserves, only total copper assay values were used, mainly because total copper assay values were available for all drill holes included in the database for both the Burro pit and Copper Chief pit. Soluble copper assay values were not available for all drill holes, and the soluble copper assay techniques used by Arimetco, Inc. (“Arimetco”) were not comparable to the soluble copper assay techniques used by Cyprus Mines Corporation (“Cyprus”).

For the TWC 2000 Feasibility Study, TWC, along with Nord’s metallurgical consultant, reviewed all of the laboratory test data that was available, and made some recommendations and adjustments. In the 2005 Feasibility Study, WDC reviewed the metallurgical test work and concurred with the metallurgical recovery estimates, subject to the proviso that the increase in projected copper recovery rates over the historic copper recovery rates is premised on ensuring that the ore is crushed to a nominal size of one inch prior to being placed on the leach pads.

Having demonstrated that copper can be recovered from Johnson Camp ores in sufficient quantities over reasonable time periods through metallurgical testing and then increasing those time periods in the interest of being conservative and standard industry practices, the recovery estimates, when combined with other project economics, provided sufficient justification to classify the reserve estimates as proven or probable ore.

Metallurgical Testing

Two column test programs were completed on Johnson Camp ores. The first was authorized by Arimetco in May 1995 and was completed at Leach, Inc. (“Leach”), an independent laboratory. The two ore samples that were subjected to testing were collected at the Johnson Camp Mine by Arimetco personnel and consisted of, respectively, approximately 2,000 pounds of run-of-mine schist/shale ore and 8,500 pounds of run-of-mine diabase ore. Seven column tests were used to evaluate the influence of crush size on copper extraction and each ore was tested at a nominal crush size of three inches and a nominal crush size of one inch. The results of the tests showed that when leached for 60 days, crushing the ore significantly increased the copper extraction for both sizes of crushed ore. The ore was still leaching copper when the test program was stopped at 60 days.

The second test program was authorized by Summo in August 1998 and was completed at another independent laboratory, Dawson Metallurgical Laboratories, Inc. (“Dawson”). Summo personnel collected the bulk ore samples from the Burro and Copper Chief pits. The locations of the bulk samples were based on preliminary channel sampling. The rock types chosen for sampling from the Burro pit included Lower Abrigo Formation, Bolsa Quartzite, and two types of diabase ore. Only a bulk sample of oxidized diabase was obtainable to represent the Copper Chief ore, but a study of polished mineralogical sections prepared from core and/or reverse circulation drill cuttings indicated that the diabase samples taken from the Burro pit were representative of the diabase material contained in the Copper Chief deposit.

The Summo test work initially consisted of five columns, each containing 135 kilograms (approximately 298 pounds) of ore, taken from five ore samples of approximately 1,000 pounds each. The samples were considered representative of the various ore types found at the Johnson Camp mine.

Some problems were encountered with the first five columns primarily due to insufficient acid in the leach solution. Accordingly, an additional six columns were prepared and tested. All column tests were conducted at a nominal crush size of one inch based on the results from the Arimetco program, except one which was done at a nominal crush size of ½ inch.

The forecasted recoveries of copper are dependent on the crushing of the ore to a nominal size of one inch. The Arimetco test program indicated the importance of this parameter. Cyprus operated Johnson Camp Mine was for a run-of-mine operation whereby non-crushed ore was placed on the leach pads. Arimetco also ran the Johnson Camp Mine as a run-of-mine operation until late 1995, when it began crushing the ore to approximately

3 inches. The current copper recovery estimates provide for extracting 74 to 81 percent of the total copper content of the ore mined, depending on ore type and with crushing to a nominal size of one inch.

According to Cyprus’ records, it achieved copper extraction of up to 80 percent of the acid soluble copper from uncrushed, run-of-mine material. However, the Arimetco operation, which leached new run-of-mine ore, old Cyprus run-of-mine ore, and 4.3 million tons of ore reported to have been crushed to a nominal size of three inches, achieved copper recovery (from 1991 through 1998) of 43 percent of total copper. Arimetco’s records do not distinguish between copper extracted from old Cyprus material, new run-of-mine ore, and new crushed ore. Based on the column tests, it is apparent that the differing recovery projections and rates resulted from Cyprus and Arimetco placing uncrushed or improperly crushed ore on the leach pads.

The column tests conducted by Leach or Dawson were run for periods ranging from 35 to 182 days. Differing levels of free acid were employed in the various columns along with differing use of actual raffinate from the existing operation. In arriving at the copper extractions/recoveries used in the ore reserve estimates and economics, four of the columns tested by Dawson were selected as the primary basis of the estimates, one each for Bolsa ore, Abrigo ore, Burro Diabase ore and Copper Chief Diabase ore. Three of the columns were leached for three months and one for six months. The total copper recoveries for the four columns were:

Burro Abrigo ore	-	76 percent total copper recovery at 182 days
Copper Chief Diabase	-	64 percent total copper recovery at 92 days
Burro Diabase	-	74 percent total copper recovery at 92 days
Burro Bolsa	-	65 percent total copper recovery at 92 days

To arrive at the recovery estimates used in the ore reserve estimates and in the project economics, the laboratory test results were modified by TWC to provide for extended leach times of 8 months for the Abrigo material to 16 months for the other ores. The extended time was to account for higher lift heights in commercial operation, commercial inefficiencies with regard to solution application and to gain the extended time required to meet the forecasted copper recoveries. The laboratory column tests were stopped prior to reaching the final leach extractions. The forecasted total copper recoveries are:

Abrigo ore	-	79 percent total copper recovery at 210 days
Copper Chief Diabase	-	74 percent total copper recovery at 480 days
Burro Diabase	-	81 percent total copper recovery at 480 days

Bolsa/Shale	-	76 percent total copper recovery at 480 days

In arriving at the recoveries used in the 2000 Feasibility Study, the laboratory test results, primarily from four columns, were evaluated by TWC with respect to anticipated commercial operating conditions and the laboratory leach extractions extrapolated to reflect gaining a higher recovery due to a longer leach time.

Standard industry practices were used at the time of estimating/extrapolating the recoveries. However, the estimates are still forecasts from the laboratory columns. The forecasts are also dependent on the samples tested being representative of the entire deposit, not only with respect to ore grade and copper mineralogy, but also general leaching characteristics of the ores such as fines or clay content. The limitations of the recovery estimates in any forecast are primarily that a small sample size has been used to predict the overall ore body recovery and that the final copper recoveries for the deposit are extrapolations from the laboratory test program. However, as a result of its review of the metallurgical test results, WDC has no reason to doubt that copper can be recovered from Johnson Camp ores in sufficient quantities over reasonable time periods to justify the reserve estimates in the 2005 Feasibility Study.

Use of Total Copper Values

Ore reserves were estimated using total copper assays for the following reasons. Total copper values were available for both the Copper Chief and Burro deposits. However, only 39 percent of the Copper Chief assay intervals also had acid soluble copper values, and the available data on acid soluble copper was incomplete for all samples. In addition, the database of acid soluble copper values for the Burro deposit reflects two different analytical techniques: (a) a conventional acid soluble method used by Cyprus for 94 of the holes included in the drill hole database relied upon by TWC for resource modelling; and (b) a more aggressive methodology used by Arimetco for the other 48 drill holes included in the database for the purpose of estimating the ultimate recoveries that may be experienced in the heaps at the Johnson Camp Mine. In summary, total copper assays were the only common denominator for all drill hole assays included in the drill hole database. As a result, only a total copper grade resource model was constructed for both deposits.

Estimation of total copper recovery for each ore type involved:

  examination of Cyprus drill hole data that contained both acid soluble assays and total copper assays, with the view to determining a correlation (expressed as a percentage) between such acid soluble assays and total copper values for each ore type; and
  application of the correlation to the acid soluble copper recovery determined for the particular ore type based on column tests and other parameters as described in the 2005 Feasibility Study.

Thus, expressed as a formula:

[(A ÷ B) X C] = D

Where:

A is the acid soluble assay;

B is total copper assay;

C is the acid soluble recovery for an ore type; and

D is the total copper recovery for that ore type.

Criteria For Differentiating Proven and Probable Reserves

The methodology TWC used to classify geological resources is explained in detail in the TWC 2000 Feasibility Study and the 2005 Feasibility Study.

In the TWC 2000 Feasibility Study, TWC used statistical methodologies to classify geologic resources. The classification of geologic resources for the Burro deposit was based on the distance to the nearest composite used to interpolate each block grade, and a portion of the variogram range used for each rock type. To establish the classification criteria, TWC reviewed the distribution of estimated model tons versus the distance to the drill hole samples. TWC also considered the production history of the deposit. After reviewing all of these factors, TWC determined that measured resources could be defined as blocks situated within 160 feet of at least one drill hole composite that was used to estimate the grade of each individual block. This distance is a small fraction of the maximum correlogram range that was interpreted for the Lower Abrigo unit and used to estimate block model resources. Indicated resources were defined as blocks that were estimated by at least one drill hole composite within a range of 161 to 260 feet of the block. These classification parameters based on distance to data were used for all rock types. WDC used measured resources for calculation of proven ore reserves and indicated resources for calculation of probable reserves.

For the Copper Chief deposit, TWC based the deposit classification of geologic resources on the distance from a block to the nearest composite used to interpolate grade for that block and a percentage of the variogram range for each rock type. For the main ore host rocks of the Copper Chief deposit, (Upper Diabase, Upper Pioneer Shale and Lower Diabase), measured geologic resources were confined to blocks that were estimated by at least one drill hole composite having the same rock code within 25 percent of the maximum variogram range. Indicated resources were defined as blocks that were estimated by at least one drill hole composite having the same rock code that was within 25 to 50 percent of the maximum variogram range. All other blocks that received a total copper grade estimate were classified as inferred resources. Table 3-2 summarizes the ranges that TWC used for classifying block model resources for each rock type.

Table 3-2
TWC’s Copper Chief Classification System
Based on Distance to the Closest Drill Hole Composite
Used to Estimate Block Grades
Class	From (ft)	To (ft)	Rock Type(1)
Measured	0’	88’	2
Measured	0’	150’	3
Measured	0’	88’	4
Measured	0’	150’	5,6,7,8
Indicated	89’	131’	2
Indicated	151’	245’	3
Indicated	89’	131’	4
Indicated	151’	245’	5,6,7,8

(1)	Rock Type Codes:
	2	–	Middle Abrigo
	3	–	Lower Abrigo
	4	–	Bolsa Quartzite
	5	–	Upper Diabase
	6	–	Upper Pioneer Shale
	7	–	Lower Diabase
	8	–	Lower Pioneer Shale

WDC used measured resources for calculation of proven ore reserves and indicated resources for calculation of probable reserves.”

13. Associated with your reserve table, disclose what specific criteria were used for making the distinction between proven and probable reserves. Clarify that these reserve estimates are total copper grades.

The disclosure associated with the reserve table on page 14 of the Amended Form 10-KSB has been revised to specify the criteria used for making the distinction between proven and probable reserves, and to indicate that the reserve estimates are based on total copper assay values. The disclosure includes the following information at page 13 of the Amended Form 10-KSB:

“The proven and probable reserves reflect variations in the copper content and structural impacts on the Burro and Copper Chief deposits, and the reserve estimates give effect to these variations. For both proven and probable reserves, only total copper assay values were used, mainly because assay values measured in total copper were available for both the Burro pit and Copper Chief pit, and in part because the soluble copper assay techniques used by Arimetco were not comparable to the soluble copper assay techniques used by Cyprus. (See “Description of Property – Historic Copper Production” and “Risk Factors – Risks Related to our Company.”)

In preparing the 2000 feasibility study, The Winters Company used statistical methodologies to classify geologic resources. Such methodologies involved, among other things, interpolation between, and projection beyond, sample points. Sample points consist of variably spaced drill hole intervals throughout a given deposit. The closer that mineralized material is situated to a drill hole composite, the more confidence exists in the accuracy of the estimation of the grades of mineral in that material. A drill hole composite is, generally speaking, an average of the sample assays taken from a 20-foot fixed length portion of the drill hole core.

Measured resources were used as the basis for the estimation of proven reserves; indicated resources were used as the basis for the estimation of probable reserves. For measured resources (and as the basis for the estimation of proven reserves) in the Burro deposit, a minimum of one drill hole composite within 160 feet is required. For indicated resources (and as the basis for the estimation of probable reserves) in the Burro deposit, a minimum of one drill hole composite within a range of 161 to 260 feet is required. For the Copper Chief deposit, the classification criteria for measured and indicated resources and proven and probable reserves vary depending on rock type. For measured resources (and as the basis for estimation of proven reserves) a minimum of one drill hole composite within a distance ranging from 0 to between 88 to 150 feet is required, depending on rock type. For indicated resources (and as the basis for the estimation of probable reserves) a minimum of one drill hole composite within a range of between 89 to 245 feet is required, depending on rock type. The methodology used by The Winters Company in the 2000 feasibility study was adopted and described in the 2005 feasibility study.”

14.	As footnotes or as part of your reserve table, disclose the following:
The reserve as stated is an estimate of what can be economically and legally recovered from the mine and as such incorporates losses for dilution and mining recovery;
The projected metallurgical recovery factor or factors used,
Cutoff grades used to estimate reserves, indicating that you used total copper based cutoff,
Copper prices used to estimate reserves.

Footnotes have been added to the reserve table on page 14 of the Amended Form 10-KSB to provide requested disclosure.

Burro Pit Model Verification, page 11 and Copper Chief Model Verification, page 12

15. Merge, summarize and simplify these sections. Emphasize the material results and conclusions, and remove excessive detail.

The sections formerly headed, “Description of Property – Burro Pit Model Verification” and “Description of Property – Copper Chief Model Verification” has been merged, simplified and subsumed under the heading “Description of Property – Resource Model” commencing on page 19 of the Amended Form 10-KSB.

Metallurgical Test Work, page 13 and Recovery Curves, page 13

16.	Concerning these sections and in a summary manner:
Describe who collected the samples and the sampling procedures used to collect the samples used in the metallurgical column tests, and address the representativeness of material used in columns,
Disclose an overview of the metallurgical testing procedures,

Describe the extent of metallurgical testing, including numbers of test columns actually used to project copper recoveries and provide an assessment of their representativeness of the deposits being evaluated,

Clearly indicate that the recovery curves are projections, summarize the basis for those projections, and discuss the limitations or reliability of those projections,
Compare and contrast projected copper recoveries and historical copper recoveries.

The disclosure under the headings “Metallurgical Test Work” (page 22) and “Recovery Curves” (commencing on page 23) has been substantially revised to include the most of the requested disclosure in a summary manner. The Company, however, respectfully submits that a comparison of projected copper recoveries and historical copper recoveries will not be meaningful in light of the following disclosure (page 23):

“In summary, our expectations with respect to copper recovery rates significantly exceed historical experience at the Johnson Camp Mine, as we plan to crush the ore to a smaller size with the view to increasing leaching efficiency. We believe that our expectations are reasonable, given our view that Cyprus and Arimetco placed uncrushed or improperly crushed ore on the leach pads, which resulted in differing recovery projections and rates. However, there can be no assurance that we will be able to meet these expectations and projections at an operational level. (See ‘Risk Factors – Risks Related to Our Company.’)”

Mine Design, page 13, Processing, page 14, Plant Layout and Solvent Extraction Electrowinning Plan Expansion, page 15 and Production Schedule, page 16

17. Summarize these sections, remove non-material detail, and focus on disclosure of material information that non-technical investors can understand.

The disclosure under the headings “Processing” (page 25), “Solvent Extraction Electrowinning Plant Expansion” (page 26) and “Production Schedule” (page 26) has been simplified to convey material information in a non-technical manner. The disclosure formerly included under the heading “Plant Layout” and all other non-material detail have been deleted. In addition, some of the disclosure former included under heading “Mine Design” has been simplified and subsumed in a new section headed “Mineral Reserve Sensitivity” (commencing on page 24).

18. Concerning the production table, simplify this table by removing all lines not essential to understanding the operation. Disclose the expected recovery percentages of the total copper that are incorporated in the proposed mine plan.

The table headed “Summary of Projected Production” (page 26) has been simplified by removing all lines not essential to understanding the operation. A new column and a new line have been added to disclose respective totals of each row and each column. The table has also been revised to clarify that the expected recovery percentages disclosed refer to total copper.

Project Feasibility, page 16

19. Clarify what parts of the operations you are contemplating managing yourself and what parts of the projects you would turn over to a contractor.

The disclosure at page 27 of the Amended Form 10-KSB, in the paragraph immediately preceding the table of “Production, Operating and Capital Costs for the Johnson Camp Mine,” has been revised to clarify that the Company plans to use a mining contractor to mine both the Burro and Copper Chief deposits, and to use its own employees for other activities.

20. Clarify that disclosed costs are estimates, and disclose the date of the cost estimates.

The disclosure at page 27 of the Amended Form 10-KSB has been revised to clarify that the table of “Production, Operating and Capital Costs for the Johnson Camp Mine” discloses estimates for the life of the Johnson Camp Mine as of September 2005. A footnote has also been added to the table to indicate that it discloses estimates as of September 2005.

Projected Copper Production from Existing Leach Pads, page 17

21. Please clarify that the 75 million pound estimate represents the total amount of copper in the current heaps, and that only part of the copper is recoverable at the current time.

The disclosure at page 18 of the Amended Form 10-KSB, under the heading “Description of Property – Projected Copper Production from Existing Leach Pads,” has been revised to clarify that:

  the drilling program conducted in 1999 to provide an estimate of the copper values in the heaps cannot be considered a definitive measure of copper in the heaps; and

  only 11.3 million pounds of the 75 million pounds of acid soluble copper estimated to be remaining in the heaps is projected to be produced over the initial six years of the project.

Other Properties, page 22

22. You make reference to a mine that exists in the vicinity of your Mimbres property. Remove information about mines, prospects or companies operating in or near to your property. Focus your disclosure on your property.

The disclosure in the Amended Form 10-KSB has been revised to remove all information about mines, prospects and companies operating in or near the Company’s properties.

Risk Factors, page 24

23. In the early risk factors of this section or in new risk factors placed early in this section, clarify the risks associated with the fact that you evaluated the commercial viability of the Johnson Camp copper deposits using:

Drilling, sampling and analytical records developed by three other companies that used different drilling, sampling and analytical approaches that may not give comparable results,

A new risk factor has been added at page 37 of the Amended Form 10-KSB to address this risk. It is summarized as follows: “Cyprus, Arimetco and Summo used different approaches to drilling, sampling and assay analysis, with the result that their respective results may not be comparable and thereby increase the risk of an over-estimation of ore reserves.”

  A reserve estimate based on total copper (versus soluble copper) which is an indirect measurement of the amount of copper that is metallurgically available for recovery, and which may lead to over-estimating the amount of recoverable copper,

A new risk factor has been added at page 37 of the Amended Form 10-KSB to address this risk. It is summarized as follows: “Our estimate of ore reserves at the Johnson Camp Mine is based on total copper assays rather than on soluble copper assays, and our expectations with respect to copper recovery are based on results of metallurgical testing that may not be duplicated in larger scale tests under onsite conditions or during production. As a result, there is a risk that we may have over-estimated the amount of recoverable copper.”

Projections of copper recovery that are based on amounts of metallurgical testing that is less extensive than is commonly used in the industry for evaluating oxide copper deposits,

A new risk factor has been added at page 36 of the Amended Form 10-KSB to address this risk. It is summarized as follows: “Our estimates of reserves are based in large part on sampling data produced by third parties and on amounts of metallurgical testing that are less extensive than normal. In addition, our expected copper recovery rates at the Johnson Camp Mine significantly exceed historical experience at the property. There is no assurance that we will be able to meet these expectations and projections at an operational level.”

Projections of copper recoveries that significantly exceed historical experience at the property,

A new risk factor has been added at page 36 of the Amended Form 10-KSB to address this risk. It is summarized as follows: “Our estimates of reserves are based in large part on sampling data produced by third parties and on amounts of metallurgical testing that are less extensive than normal. In addition, our expected copper recovery rates at the Johnson Camp

Mine significantly exceed historical experience at the property. There is no assurance that we will be able to meet these expectations and projections at an operational level.”

Projections of sulphuric acid consumption that were developed using a limited number of samples taken by another company, that may not be representative of the acid consuming characteristics of the copper deposits.

A new risk factor has been added at page 36 of the Amended Form 10-KSB to address this risk. It is summarized as follows: “Our estimates of reserves are based in large part on sampling data produced by third parties and on amounts of metallurgical testing that are less extensive than normal. In addition, our expected copper recovery rates at the Johnson Camp Mine significantly exceed historical experience at the property. There is no assurance that we will be able to meet these expectations and projections at an operational level.”

The relevant part of this risk factor states, “Furthermore, our estimates of ore reserves reflect consumption projections for sulfuric acid and other consumable items that were developed using a limited number of samples taken by the former operators of the mine on the Johnson Camp property, which may not be representative of the characteristics of the copper deposits.”

24. At the top of page 25, you disclose that the parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. Clarify this statement to indicate that your projected production is based on copper recoveries at the property that are in excess of historical experience.

The Company has revised this risk factor to include the following disclosure on page 35 of the Amended Form 10-KSB: “In addition, our projected production is based on anticipated copper recoveries at the Johnson Camp Mine that are in excess of historical experience, which may result in an overestimation of our mining and processing efficiency.”

25. Organize the risk factors into sections to differentiate between risks that are particular to your company and those that apply to your industry.

The Risk Factors, commencing on page 34 of the Amended Form 10-KSB, have been organized under two separate subheadings: “Risks Related to Our Company”, and “Risks Related to Our Industry”.

Closing Comments

As appropriate, please amend your filing and respond to those comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosures in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We enclose the Company’s letter of even date herewith containing the requested acknowledgements.

Yours truly,

/s/ Herbert I. Ono
Herbert (Herb) I. Ono*
for Lang Michener LLP

*Licensed to Practice in the State of California

HIO/
Encls.

cc:	Mayer Hoffman McCann P.C.
	Attention:	Timothy Woods, CPA
Richard D. Angell, CPA

cc:	Nord Resources Corporation
	Attention:	Ronald A. Hirsch, Chairman of the Board
Nick Tintor, President and Chief Executive Officer
Erland A. Anderson, Chief Operating Officer
John T. Perry, Chief Financial Officer